UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          Ultrapetrol (Bahamas) Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   P94398 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398 10 7
          -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Inversiones Los Avellanos S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     15,267,288 (1)(2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     15,267,288 (1)(2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,267,288 (1)(2)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     54.5%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. P94398 10 7
          -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Solimar Holdings Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     15,267,288 (1)(2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     15,267,288 (1)(2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,267,288 (1)(2)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     54.5%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. P94398 10 7
          -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Felipe Menendez R.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     155,000 (3)

6.   SHARED VOTING POWER

     15,267,288 (1)(2)

7.   SOLE DISPOSITIVE POWER

     155,000 (3)

8.   SHARED DISPOSITIVE POWER

     15,267,288 (1)(2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,422,288 (1)(2)(3)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     55.1%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. P94398 10 7
          -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ricardo Menendez R.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     155,000 (3)

6.   SHARED VOTING POWER

     15,267,288 (1)(2)

7.   SOLE DISPOSITIVE POWER

     155,000 (3)

8.   SHARED DISPOSITIVE POWER

     15,267,288 (1)(2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,422,288 (1)(2)(3)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     55.1%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. P94398 10 7
          -----------

Item 1(a).  Name of Issuer:

            Ultrapetrol (Bahamas) Limited
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            Ocean Centre, Montagu Foreshore
            East Bay St., P.O. Box SS-19084
            Nassau, Bahamas
            --------------------------------------------------------------------

Item 2(a).  Name, Principal Business Address, and Citizenship of Persons Filing:

            Inversiones Los Avellanos S.A. - Chile
            Felipe Menendez R. - Chile
            Ricardo Menendez R. - Argentina

            Ocean Centre, Montagu Foreshore
            East Bay St., P.O. Box SS-19084
            Nassau, Bahamas

            Solimar Holdings Ltd. - Bermuda

            AIG-GE Capital Latin American Infrastructure Fund L.P.
            29 Richmond Road
            Penbroke HM 08
            Bermuda
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            P94398 10 7
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [x]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Inversiones Los Avellanos S.A. - 15,267,288 (1)(2)
          Solimar Holdings Ltd. - 15,267,288 (1)(2)
          Felipe Menendez R. - 15,267,288 (1)(2)(3)
          Ricardo Menendez R. - 15,422,288 (1)(2)(3)
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Inversiones Los Avellanos S.A. - 54.5%
          Solimar Holdings Ltd. - 54.5%
          Felipe Menendez R. - 55.1%
          Ricardo Menendez R. - 55.1%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               Inversiones Los Avellanos S.A. - 0
               Solimar Holdings Ltd. - 0
               Felipe Menendez R. - 155,000 (3)
               Ricardo Menendez R. - 155,000 (3)

          (ii) Shared power to vote or to direct the vote:

               Inversiones Los Avellanos S.A. - 15,267,288 (1)(2)
               Solimar Holdings Ltd. - 15,267,288 (1)(2)
               Felipe Menendez R. - 15,267,288 (1)(2)
               Ricardo Menendez R. - 15,267,288 (1)(2)

         (iii) Sole power to dispose or to direct the disposition of:

               Inversiones Los Avellanos S.A. - 0
               Solimar Holdings Ltd. - 0
               Felipe Menendez R. - 155,000 (3)
               Ricardo Menendez R. - 155,000 (3)

          (iv) Shared power to dispose or to direct the disposition of:

               Inversiones Los Avellanos S.A. - 15,267,288 (1)(2)
               Solimar Holdings Ltd. - 15,267,288 (1)(2)
               Felipe Menendez R. - 15,267,288 (1)(2)
               Ricardo Menendez R. - 15,267,288 (1)(2)

               Inversiones Los Avellanos S.A. ("Los Avellanos"), Felipe Menendez
               R. and Ricardo Menendez R. each expressly disclaim any beneficial ownership interest in Ultrapetrol shares owned by Solimar Holdings Ltd. ("Solimar"), and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of any Ultrapetrol shares owned by Solimar. Solimar also expressly disclaims any beneficial ownership interest in Ultrapetrol shares owned by Los Avellanos, Felipe Menendez R. and Ricardo Menendez R., and the filing of this
               Schedule 13G shall not be construed as an admission that Solimar is the beneficial owners of any Ultrapetrol shares owned by any of Los Avellanos, Felipe Menendez R. or Ricardo Menendez R. In addition, each of Felipe Menendez R. and Ricardo Menendez R. disclaim any beneficial ownership interest in Ultrapetrol shares owned by Los Avellanos, except to the extent of their pecuniary interest therein.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          Los Avellanos, Solimar, Felipe Menendez R. and Ricardo Menendez R. may be deemed to be a part of a group of persons, identified in Item 4 hereof, jointly holding beneficial ownership of Ultrapetrol common stock. Los Avellanos, Felipe Menendez R. and Ricardo Menendez R. are not responsible for the completeness and accuracy of the information contained herein concerning Solimar, and Solimar is not responsible for the completeness and accuracy of the information contained herein concerning Los Avellanos, Felipe Menendez R. and Ricardo Menendez R.
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------
Item 10.  Certification.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Inversiones Los Avellanos

By: /s/ Felipe Menendez R.
--------------------------
Name:   Felipe Menendez R.
Title:  Attorney-in-Fact


By: /s/ Julio Menendez
--------------------------
Name:   Julio Menendez
Title:  President


Solimar Holdings Ltd.

By: /s/ Michael Kelley
--------------------------
Name:   Michael Kelley
Title:  Attorney-in-Fact


/s/ Felipe Menendez R.
--------------------------
Felipe Menendez R.


/s/ Ricardo Menendez R.
--------------------------
Ricardo Menendez R.

----------
FOOTNOTES:

(1) Includes 4,892,465, 702,159 and 9,819,048 shares which are held by Inversiones Los Avellanos ("Inversiones"), Hazels (Bahamas) Investments Inc. ("Hazels") and Solimar Holdings Ltd. ("Solimar"), respectively. Hazels is a wholly-owned subsidiary of Inversiones. The voting power for the shares is combined pursuant to an agreement between Inversiones, Hazels and Solimar (the "Voting Agreement") whereby Inversiones, Hazels and Solimar have agreed to vote their respective shares together in all matters where a vote of the Issuer's shareholders is required.

(2) Inversiones is a wholly-owned subsidiary of SIPSA S.A., a company controlled by Felipe Mendendez R. ("F. Menendez"), the Issuer's President, Chief Executive Officer and a Director, Ricardo Menendez R. ("R. Menendez"), the Issuer's Executive Vice President and a director and certain of Messrs. F. Menendez and R. Menendez's family members.

(3) Represents restricted shares (the "Restricted Shares") issued to companies controlled by each of F. Menendez and R. Menendez.

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2007 relating to the Common Stock of Ultrapetrol (Bahamas) Limited shall be filed on behalf of the undersigned.


Inversiones Los Avellanos


By: /s/ Felipe Menendez R.
--------------------------
Name:   Felipe Menendez R.
Title:  Attorney-in-Fact


By: /s/ Julio Menendez
--------------------------
Name:   Julio Menendez
Title:  President



Solimar Holdings Ltd.

By:  /s/ Michael Kelley
--------------------------
Name:   Michael Kelley
Title:  Attorney-in-Fact


/s/ Felipe Menendez R.
--------------------------
Felipe Menendez R.


/s/ Ricardo Menendez R.
--------------------------
Ricardo Menendez R.

February 14, 2007

                                                                       Exhibit 8
                                                                       ---------

Inversiones Los Avellanos S.A.
Solimar Holdings Ltd.
Felipe Menendez R.
Ricardo Menendez R.





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